NOT FOR DISSEMINATION IN THE UNITED STATES

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JULY 10, 2012

BAYTEX ANNOUNCES PRICING OF OFFERING OF DEBENTURES

CALGARY, ALBERTA (July 10, 2012) – Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) announced today the pricing of its previously announced offering of Series C senior unsecured debentures (the "Debentures").  The Debentures will be in an aggregate principal amount of $300 million, bear interest at a rate of 6.625% per annum and mature on July 19, 2022.

The Debentures are being offered as a public offering in Canada by way of prospectus supplement to Baytex's $500 million short form base shelf prospectus dated August 4, 2011 and as a private placement in the United States pursuant to Rule 144A of the United State Securities Act of 1933, as amended (the "U.S. Securities Act"). The Debentures are being offered through a syndicate of underwriters led by TD Securities Inc. and RBC Dominion Securities Inc. that also includes CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Desjardins Securities Inc. and Scotia Capital Inc.  The offering is subject to customary regulatory approvals and is expected to close on or about July 19, 2012.

The net proceeds from the sale of the Debentures will be used to initially repay indebtedness under Baytex’s credit facilities, which will subsequently be drawn upon to fund the redemption of the 9.15% Series A senior unsecured debentures ($150 million principal amount) due August 26, 2016 (which become eligible for redemption on August 26, 2012 at 104.575% of the principal amount) and for general corporate purposes.  Baytex intends to call the 9.15% Series A senior unsecured debentures for redemption immediately following closing of the offering.

The terms of the offering will be described in a prospectus supplement to be filed with Canadian securities regulatory authorities.  The short form base shelf prospectus is, and the prospectus supplement will be, accessible on SEDAR at www.sedar.com.

This press release shall not constitute an offer of securities for sale in the United States.  The Debentures have not and will not be registered under the U.S. Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States or to any U.S. person absent registration except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

The common shares of Baytex are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Specifically, this press release contains forward-looking statements relating to:  the size, terms, timing and completion of the offering of Debentures; the use of the net proceeds of the offering; the redemption of the Series A senior unsecured debentures; and the filing of the prospectus supplement.  The forward-looking statements contained in this press release speak only as of its date and are expressly qualified by this cautionary statement.

These forward-looking statements are based on certain key assumptions regarding, among other things, the timing of obtaining regulatory approvals and the successful completion of the offering.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.  Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in this press release and in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Corp.
Raymond Chan, Executive Chairman and Interim Chief Executive Officer                                              Telephone: (587) 952-3110
Derek Aylesworth, Chief Financial Officer                                                                                                   Telephone: (587) 952-3120
Brian Ector, Vice President, Investor Relations                                                                                           Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca